March 10, 2010

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Gabriel Eckstein
Lynn Dicker
Kevin Vaughn

Re:	Sensata Technologies Holding N.V.
Amendment No. 7 to Registration Statement on Form S-1
(SEC File No. 333-163335), originally filed November 25, 2009

Ladies and Gentlemen:

Sensata Technologies Holding N.V., a Dutch public limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (“SEC”), pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 7 to its Registration Statement on Form S-1 (the “Amendment”).

The form of prospectus included in the Amendment (the “Prospectus”) is identical to the form of the prospectus included in Amendment No. 6 to the Registration Statement on S-1, as filed with the SEC on March 9, 2010, except with respect to the following:

•	Pages 144 through 147 of the Prospectus have been revised in response to the staff’s first comment in its letter to the Company, dated March 9, 2010 (the “Comment Letter”).

•	Page 185 of the Prospectus has been revised in response to the staff’s second comment in the Comment Letter.

•	Page 186 of the Prospectus has been revised in response to the staff’s third comment in the Comment Letter.

Securities and Exchange Commission

March 10, 2010

•	The Item 5.1 opinion has been revised in response to the staff’s fourth and fifth comments in the Comment Letter. The executed opinion is attached to the Amendment as Exhibit 5.1.

•	The signature page of the Amendment has been revised in response to the staff’s sixth comment.

In addition, the Company has made the following changes to the Prospectus since Amendment No. 6:

•	Footnote (2) to the table appearing on page 121 of the Prospectus has been revised to reference the proper metric used.

•	The first sentence of the last paragraph on page 142 of the Prospectus has been revised to move the phrase “tender offer” at the end of the sentence to make it clearer.

•

The ordinary shares listed as beneficially owned by Donna Kimmel after the offering on page 145 of the Prospectus was changed from 305,583 to 301,992 and from 288,743 to 285,152 on page 147 of the Prospectus to correct those numbers.

Should you have any questions relating to any of the changes reflected in the Amendment, please feel free to contact the undersigned on my cell phone ((312) 804-2846), or in my absence, Bradley Reed on his cell phone ((312) 523-8060).

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Steven P. Reynolds
Mark G. Borden
Peter N. Handrino